As filed with the Securities and Exchange Commission on April 16, 1998
                                                      Registration No. 333-44095
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 -------------

                          AMERICAN BANKNOTE CORPORATION
             (Exact name of registrant as specified in its charter)


           DELAWARE                                              13-0460520
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

                                 200 PARK AVENUE
                              NEW YORK, N.Y. 10166
                                 (212) 557-9100
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                 JOHN T. GORMAN
                            EXECUTIVE VICE PRESIDENT
                          AMERICAN BANKNOTE CORPORATION
                                 200 PARK AVENUE
                              NEW YORK, N.Y. 10166
                                 (212) 557-9100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------

                                   COPIES TO:
   HARVEY J. KESNER, ESQ.                                DENNIS J. BLOCK, ESQ.
EXECUTIVE VICE PRESIDENT AND                          WEIL, GOTSHAL & MANGES LLP
     GENERAL COUNSEL                                       767 FIFTH AVENUE
AMERICAN BANKNOTE CORPORATION                          NEW YORK, NEW YORK 10153
       200 PARK AVENUE                                      (212) 310-8000
     NEW YORK, NY  10166
       (212) 557-9100

                                 -------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                                 -------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration number of the earlier effective registration statement for the same offering. |_| ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                 -------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

NYFS03...:\15\78515\0015\1980\FRMD227L.01D

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

--------------------------------------------------------------------------------


                   SUBJECT TO COMPLETION, DATED APRIL 16, 1998
PROSPECTUS
                          AMERICAN BANKNOTE CORPORATION


                           95,000 Warrants to Purchase
                        1,185,790 Shares of Common Stock
                      and 1,185,790 Shares of Common Stock
                     Issuable Upon Exercise of the Warrants

      This Prospectus relates to the Warrants (the "Warrants") to purchase common stock, par value $0.01 per share (the "Common Stock"), of American Banknote Corporation (the "Company") and the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares"). The Warrants entitle the holders thereof to purchase an aggregate of 1,185,790 shares of Common Stock. Each Warrant entitles the holder thereof to purchase 12.482 shares of Common Stock at an exercise price $5.50 per share (subject as to both the number of shares and the exercise price to anti-dilution provisions). Each share of Common Stock has one associated nondetachable Preferred Stock Purchase Right. See "Description of Capital Stock-Preferred Stock Purchase Rights Plan." The Warrants may be exercised at any time on or after December 12, 1998 and prior to December 1, 2002, the date on which they expire.

      The Warrants were originally issued as part of units (the "Units") consisting of $95,000,000 aggregate principal amount of 11 1/4% Senior Subordinated Notes due 2007 (the "11 1/4% Notes") and 95,000 Warrants to purchase an aggregate of 1,185,790 shares of Common Stock. The Warrants were sold by the Company on December 12, 1997 to Chase Securities Inc., Bear, Stearns & Co. Inc., NationsBanc Montgomery Securities, Inc. and Societe Generale Securities Corporation (the "Initial Purchasers") in a transaction not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon an exemption under the Securities Act (the "Initial Offering"). The Initial Purchasers subsequently placed the Warrants with qualified institutional buyers in reliance on Rule 144A under the Securities Act and in offshore transactions to Non-U.S. persons in reliance on Regulation S under the Securities Act.

      The Warrants and the Warrant Shares may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus and an accompanying supplement (a "Prospectus Supplement"), if required. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a Warrant Agreement dated as of December 12, 1997 (the "Warrant Agreement") between the Company and The Bank of New York, as Warrant Agent (the "Warrant Agent"), entered into in connection with the Initial Offering.

      The Company will receive proceeds from the exercise of the Warrants. Except for the sale of the Warrant Shares upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Shares and will not receive any of the proceeds from the sale of the Warrants or Warrant Shares being sold by the Selling Holders. The cost of registering the Warrants and the Warrant Shares is being borne by the Company.


      On April 15, 1998, the last reported sales price per share of Common Stock on the consolidated transaction reporting system, as reported by the Dow Jones Historical Stock Quote Reporter System, was $4.13. The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol ABN. The Company does not intend to list the Warrants on any national securities exchange or seek the admission thereof to trading on the National Association of Securities Dealers Automated Quotation System.

        PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY MATTERS DISCUSSED
                   UNDER THE CAPTION "RISK FACTORS" ON PAGE 4.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is __________, 1998

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. In addition, material filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 on which the Company's Common Stock is listed.

      The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act and the rules and regulations promulgated thereunder, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


                       DOCUMENTS INCORPORATED BY REFERENCE


      The following documents filed by the Company with the Commission (File No. 1-3410) pursuant to the Exchange Act are incorporated herein by reference and shall be deemed to be a part hereof: (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (2) The Company's Current Report on Form 8-K/A Amendment No. 1 dated August 16, 1996.


      All documents and reports filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequent filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference herein. Requests should be directed to the Company at 200 Park Avenue, New York, New York 10166 (telephone number (212) 557-9100), Attention:
Director-Investor Relations.

                                   THE COMPANY

      Unless the context otherwise requires, all references herein to the "Company" include American Banknote Corporation, its subsidiaries and predecessors. The Company's principal subsidiaries are: in the United States, American Bank Note Company ("ABN") and American Bank Note Holographics, Inc. ("ABNH"); in Brazil, American Bank Note Company Graphica e Servicos Ltda. ("ABNB"), which is 77.5% owned by the Company; in Australia and New Zealand, ABN Australasia Limited, operating as Leigh-Mardon ("LM"); and in Europe, Sati S.A., Satel S.A. and Cidel S.A. (collectively, the "Sati Group"). Unless otherwise stated, references to "dollars" and "$" are to United States dollars.

      The Company is a leading global provider of secure transaction solutions, documents and systems. The Company designs solutions and manufactures products that incorporate anti-fraud and counterfeit resistant technologies, including stored-value telephone, magnetic-stripe, memory and microprocessor-based ("smart-cards") transaction cards, holograms, currencies, travelers' and other checks, stock and bond certificates and a wide variety of electronically or digitally produced personalized documents. The Company sells these products and services worldwide to financial institutions, governments and corporations through its operations in the United States, Brazil, Australia, New Zealand and France. Through selective acquisitions and strategic realignment, the Company has positioned itself as a full service provider of technology-based solutions for its customers' secure transaction needs. The Company's products and services are divided into three principal groups: Transaction Cards & Systems, Printing Services & Document Management and Security Printing Solutions.

      The Company is a Delaware corporation incorporated in 1993 as the successor to United States Banknote Corporation, a New York corporation organized in 1925, and changed its name to American Banknote Corporation in 1995. The Company's common stock is traded on the NYSE under the symbol "ABN." The Company's principal executive offices are located at 200 Park Avenue, New York, New York 10166, and its telephone number is (212) 557-9100.

                                  RISK FACTORS

      Prospective investors should carefully consider all of the information set forth or incorporated by reference in this Prospectus and, in particular, the following specific risk factors.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT

      The Company is highly leveraged. At December 31, 1997, the Company had:
(i) total consolidated long-term debt, including the current portion, of $311.1 million; (ii) total stockholders' equity of $55.0 million; and (iii) a ratio of earnings to fixed charges for the year ended December 31, 1997 of 1.1 to 1.

      The degree to which the Company is leveraged could have important consequences to the holders of the Company's securities, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operation; (iii) certain of the Company's borrowings, including all borrowings under the Existing Credit Facility, will be at variable rates of interest, which exposes the Company to the risk of increased interest rates; and (iv) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. Certain of the Company's competitors may currently operate on a less leveraged basis and therefore the Company could be placed at a disadvantage relative to its competitors which have significantly greater operating and financing flexibility than the Company. The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

      The Company believes that, based upon current levels of operations, it should be able to meet its debt service obligations. However, if the Company cannot generate sufficient cash flow from operations to meet its debt service obligations, then the Company might be required to refinance its indebtedness and may be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There is no assurance that refinancings would be permitted by the terms of the $20.0 million revolving credit facility among ABN, ABNH and The Chase Manhattan Bank (as successor to Chemical Bank) (the "Existing Credit Facility"), the indenture (the "10 3/8% Notes Indenture") governing the Company's 10 3/8% Senior Notes due 2002 (the "10 3/8% Notes"), the indenture (the "11 1/4% Notes Indenture") governing the 11 1/4% Notes or any other lending arrangements then in effect or, along with the alternative strategies, could be effected on satisfactory terms.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

      The Existing Credit Facility, the 10 3/8% Notes Indenture, the 11 1/4% Notes Indenture and the terms of the Company's other indebtedness contain numerous restrictive covenants that limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. The Existing Credit Facility, the 10 3/8% Notes Indenture, the 11 1/4% Notes Indenture and the terms of the Company's other indebtedness also contain a number of financial covenants that require the Company to meet certain financial ratios and financial condition tests. The Company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet such ratios or such tests. A failure to comply with the obligations in the Existing Credit Facility, the 10 3/8% Notes Indenture, the 11 1/4% Notes Indenture or other indebtedness could result in an event of default under the Existing Credit Facility, the 10 3/8% Notes Indenture, the 11 1/4% Notes Indenture or other agreements to which the Company (including its subsidiaries) is a party that, if not cured or waived, could permit acceleration of the relevant indebtedness and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions. In the event of an event of default under the Existing Credit Facility, the 10 3/8% Notes Indenture, the 11 1/4% Notes Indenture or such other indebtedness the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued and unpaid interest, to be immediately due and payable. If the indebtedness under the Existing Credit Facility, the 10 3/8% Notes Indenture, the 11 1/4% Notes Indenture or other indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. Other indebtedness of the Company and its subsidiaries that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the Company's existing indebtedness.

SUBORDINATION; HOLDING COMPANY STRUCTURE

      The Company is a holding company that has no significant assets other than its direct and indirect investments in its operating subsidiaries. Accordingly, the Company must rely on its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on its debt instruments. The ability of the subsidiaries to pay dividends or make other payments or advances will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of such subsidiaries. Certain of the Company's subsidiaries have incurred, and in the future may incur, indebtedness. As a result, cash flow from the operations of such subsidiaries may be dedicated in the payment of principal of and interest on the indebtedness of such subsidiaries, thereby limiting the ability of such subsidiaries to pay dividends. In addition, any dividends declared by a less than wholly owned subsidiary will be paid on a pro rata basis to the owners of such subsidiary.

FOREIGN OPERATIONS

      The Company's financial performance on a dollar-denominated basis can be significantly affected by changes in currency exchange rates. The Company's foreign exchange exposure policy generally calls for selling its domestic manufactured product in US dollars and, in the case of ABNB, LM and the Sati Group, selling in the national currencies of the countries in which such subsidiaries operate, in order to minimize transactions occurring in currencies other than those of the originating country. The Company may, from time to time, enter into foreign currency option contracts to limit the effect of currency fluctuations on future expected cash receipts to be used for parent company purposes, including debt service. Such activities may be discontinued at any time depending on, among other things, management's views concerning future exchange rates and the cost of such contracts. The Company has not engaged in material hedging activities in connection with foreign operations. Adverse changes in foreign interest and exchange rates could adversely affect the Company's ability to meet its interest and principal obligations as well as applicable financial covenants with respect to its debt, including the Existing Credit Facility, the 10 3/8% Notes, the 11 1/4% Notes and other indebtedness of the Company.

      Earnings on foreign investments, including operations and earnings of foreign companies in which the Company may invest or upon which it may rely for sales, are subject to a number of general risks, including high rates of inflation, currency exchange rate fluctuations, trade barriers, exchange controls, government expropriation and political instability and other risks. These factors may affect the results of operations in selected markets included in the Company's growth strategy. Dividends or distributions from the Company's foreign operations could be subject to government restrictions in the future. Currently, repatriation of earnings from the Company's foreign operations is permitted.

      The Company operates in Brazil, which in past years suffered hyperinflationary conditions; however, the inflation rate in Brazil has decreased substantially to approximately 4.5% for 1997, 10% for 1996 and 23% for 1995 as compared to 941% for 1994. Inflation and currency exchange rate fluctuation in countries in which the Company generates a large portion of its sales and earnings (including Brazil, Australia and France, which accounted for approximately 42%, 24% and 3%, respectively, of sales and approximately 41%, 26% and 1%, respectively, of operating earnings, respectively, in 1997, before allocation of corporate overhead) could in the future adversely affect the Company.

      Actions taken by foreign governments could have an important effect on the Company's foreign operations, including ABNB, LM and the Sati Group. Political, economic or social instability or other developments could adversely affect these companies' financial conditions or results of operations and thereby adversely affect the Company's ability to repay the indebtedness of the Company and its subsidiaries. As a result of market conditions, the Brazilian government has recently adopted various economic austerity measures which may impact the Brazilian economy. There can be no assurance that substantially greater governmental restrictions will not be imposed in the future, including restrictions or prohibitions on the repatriation of funds. Furthermore, remittances of dividends from any foreign subsidiaries acquired or formed by the Company in the future may be subject to certain withholding taxes and other governmental restrictions.

FOREIGN TAXES

      Earnings of foreign subsidiaries are subject to foreign income taxes that reduce cash flow available to meet required debt service and other obligations of the Company. The Company presently cannot utilize foreign tax credits in the United States until its domestic net operating loss carry forwards are exhausted.

      The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its foreign operations based on certain assumptions about the various tax laws (including capital gains and withholding tax), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While management believes that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such foreign jurisdictions were to change or modify such laws, the Company may suffer adverse tax and other financial consequences which could impair the Company's ability to meet its payment obligations on its indebtedness.

MAJOR CUSTOMERS; GOVERNMENT SALES

      The Company has several key customers. Sales under contracts of stored-value phone cards to Telebras, the Brazilian national telephone company, accounted for approximately 13%, 24% and 11% of the Company's consolidated sales for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's contracts with Telebras extend through December 1998 and may be further extended through December 1999 at the option of each of the six Telebras affiliated companies which have executed contracts with ABNB. Sales and services in connection with the Company's assumption of the in-house check and document printing, processing and distribution operations of Bradesco accounted for 12%, 14% and 12% of the Company's consolidated sales for the years ended December 31, 1995, 1996 and 1997, respectively. Sales of food coupons to the United States Department of Agriculture ("USDA") accounted for approximately 11%, 5% and 5% of the Company's consolidated sales for the years ended December 31, 1995, 1996 and 1997, respectively. In September 1996, the USDA awarded ABN a contract for the production of food coupons through September 30, 1997 with a one-year option, which option has been exercised by USDA. The contract is expected to represent sales of approximately $10 million in 1998.

      There can be no assurance as to whether, or when, or on what terms, the Company will be awarded any additional contracts from these customers in the future, especially those that are subject to competitive bids.

There also can be no assurance that any options for continued production under any of the Company's contracts will be exercised. In addition, the Brazilian government has implemented a plan for the privatization of Telebras, which resulted in a split up of certain operations of Telebras into numerous smaller companies. This split up could result in multiple competitive bids in future years. The loss of all or a significant portion of the Company's business with these entities would have a material adverse effect on the sales and earnings of the Company.

      Each of the agencies of the United States government for which the Company provides products or services acts independently of the others in soliciting bids. Government contracts are generally awarded on the basis of a competitive bidding process and a variety of other factors, which may include price, plant security, manufacturing controls, a preference for domestic contractors and past performance. In addition, contracts with governmental agencies generally contain provisions permitting termination at any time at the convenience of the agency and give the agency the right to audit contract compliance and adjust the contract amount for noncompliance.

ABILITY TO INTEGRATE ACQUISITIONS

      A core part of the Company's business strategy is to grow through strategic acquisitions, joint ventures and alliances. The Company's financial condition could be adversely affected if the Company cannot successfully integrate acquired businesses into its existing operations or if the Company is required to materially increase the amount of its financial commitment to such acquisitions, joint ventures or alliances. In addition, the Company may seek strategic acquisitions, joint ventures or alliances in countries or markets in which it does not currently operate. There can be no assurance that the Company will be able to successfully integrate or manage such operations.

COMPETITION

      The Company's principal subsidiaries conduct their businesses in highly competitive markets. Competition in the Company's product markets is based upon service, quality, reliability and price. In certain markets in which the Company competes, some of the Company's competitors have greater financial and other resources than the Company.

      The future of the Company's food coupon printing is subject to competition from electronic card-based Electronic Benefits Transaction (EBT) systems. In addition, benefit reforms and levels of food coupon inventory continue to impact the USDA's food coupon orders. The elimination or a substantial reduction in the use of paper food coupons would have a material adverse effect on the sales and earnings of the Company.

SALES OF STOCK AND BOND CERTIFICATES

      Stock and bond printing accounted for approximately 11%, 8% and 7% of the Company's consolidated sales for the years ended December 31, 1995, 1996 and 1997, respectively. The Company's overall volume of sales of stock and bond certificates increased in 1997, but declined as a percent of sales as a result of increases in consolidated sales. Sales of stock and bond certificates, primarily a domestic product, are a function of trading activity, the number of public offerings, the mix of debt and equity security issuances and regulatory considerations. The elimination of certificates has been advocated by various organizations in favor of the use of book-entry systems for recording security ownership. Security sales to institutions, which have been growing, have reduced demand for printed certificates, particularly for debt issues. Domestic stock and bond printing has historically accounted for a sizeable portion of the security printing sales of the Company. No assurance can be given, however, that the high level of activity in the domestic securities markets will continue. The elimination or a substantial reduction in the use of certificates would have a material adverse effect on the sales and earnings of the Company.

DEPENDENCE ON KEY PERSONNEL

      The Company is dependent on the services of its senior management, including Morris Weissman, Chairman of the Board and Chief Executive Officer, and the loss of their services could have an adverse effect on the Company. The Company has entered into employment agreements with several members of its senior management, including Mr. Weissman.

CERTAIN ANTI-TAKEOVER EFFECTS

      Certain provisions of the Company's Certificate of Incorporation and By-laws, each as amended to date, may inhibit changes in control of the Company not approved by the Company's Board of Directors. These provisions, among other things, (i) authorize the Board of Directors to issue preferred stock ranking senior to the Common Stock without any action on the part of the stockholders and (ii) establish certain advance notice procedures for stockholder proposals (including nominations of directors) to be considered at stockholders' meetings. In addition, Section 203 of the Delaware General Corporation Law restricts certain persons from engaging in business combinations with the Company. See "Description of Capital Stock."

RESTRICTIONS ON PAYMENT OF DIVIDENDS ON COMMON STOCK

      To date, the Company has not declared or paid any cash dividends on the Common Stock and does not expect to pay cash dividends on the Common Stock in the foreseeable future. The Company's outstanding indebtedness, including the 10 3/8% Notes, the 11 1/4% Notes and the Existing Credit Facility, restrict the ability of the Company to pay dividends.

ABSENCE OF PUBLIC MARKET COULD ADVERSELY AFFECT THE VALUE OF WARRANTS

      The Warrants were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. There is no existing trading market for the Warrants, and there can be no assurance regarding the future development of a market for the Warrants, or the ability of holders of the Warrants, or the price at which such holders may be able to sell their Warrants. The Company does not intend to list the Warrants on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the Warrants, but they are not obligated to do so and may discontinue such market making at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given that an active public or other market will develop for the Warrants or as to the liquidity of the trading market for the Warrants. If a trading market does not develop or is not maintained, holders of Warrants may experience difficulty in reselling the Warrants or may be unable to sell them at all. If a market for the Warrants develops, any such market making may be discontinued at any time.

                                 USE OF PROCEEDS

      Except for the sale of the Warrant Shares upon the exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Shares and will not receive any of the proceeds from the sale of the Warrants and the Warrant Shares by the Selling Holders. Any proceeds received by the Company upon exercise of the Warrants will be used for general corporate purposes.


                          PRICE RANGE OF COMMON STOCK

      The Common Stock of the Company is traded on the NYSE under the symbol ABN. The following table sets forth, for the calendar periods indicated, the high and low sales price per share of Common Stock on the consolidated transaction reporting system, as reported by the Dow Jones Historical Stock Quote Reporter Service.

                                               HIGH                    LOW
                                               ----                    ---
1996

First Quarter                                 $2.00                  $1.25
Second Quarter                                 5.38                   1.50
Third Quarter                                  5.00                   2.63
Fourth Quarter                                 5.00                   3.88

1997

First Quarter                                 $4.75                  $3.25
Second Quarter                                 5.00                   3.25
Third Quarter                                  6.75                   4.31
Fourth Quarter                                 6.63                   4.50

1998


First Quarter (through April 15, 1998)        $5.25                  $3.56

      On April 15, 1998, the last reported sales price per share of Common Stock on the consolidated transaction reporting system, as reported by the Dow Jones Historical Stock Quote Reporter Service, was $4.13.


                           DESCRIPTION OF THE WARRANTS

GENERAL

      The Warrants were issued under the Warrant Agreement by and between the Company and The Bank of New York, as Warrant Agent, a copy of the form of which will be made available to prospective purchasers upon request. The following summaries of certain provisions of the Warrant Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrants and the Warrant Agreement, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Warrant Agreement are referred to, such sections or defined terms are incorporated by reference.

      Each Warrant will entitle the registered holder thereof, subject to and upon compliance with the provisions thereof and of the Warrant Agreement, at such holder's option, from and after December 12, 1998, the first anniversary of the issue date of such Warrant and prior to 5:00 P.M., New York City time, on December 1, 2002 (the "Warrant Expiration Date"), to purchase from the Company
12.482 shares of Common Stock at a price (the "Exercise Price") of $5.50 per Warrant Share issuable upon exercise of the Warrants (both the Exercise Price and securities issuable upon exercise of the Warrants being subject to adjustments as provided in the Warrant Agreement). Each Warrant may be exercised on any business day on or after the first anniversary date of the issue date of such Warrant and on or prior to the Warrant Expiration Date. Any Warrant not exercised before the close of business on the Warrant Expiration Date shall become void, and all rights of the holder under the Warrant Certificate evidencing such Warrant and under the Warrant Agreement shall cease.

EXERCISE

      Warrants may be exercised by surrendering the Warrant Certificate evidencing such Warrants with the form of election to purchase shares of Common Stock set forth on the reverse side thereof duly completed and executed by the holder thereof and paying in full the Exercise Price for such Warrants at the office or agency designated for such purpose, which will initially be the corporate trust office or agency of the Warrant Agent in New York, New York. Each Warrant may only be exercised in whole and the Exercise Price may be paid, at the option of the holder, (i) in cash or by certified or official bank check,
(ii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant Certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more Warrant Certificates), and without the payment of the Exercise Price in cash, for such number of shares of Common Stock equal to the product of (1) the number of shares of Common Stock for which such Warrant is exercisable with payment in cash of the Exercise Price as of the date of exercise and (2) the Cashless Exercise Ratio or (iii) by any combination of (i) or (ii). For purposes of the Warrant Agreement, the "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value (as defined below) per share of Common Stock (as defined below) on the date of exercise over the exercise price per share as of the date of exercise and the denominator of which is the Current Market Value per share of the Common Stock on the date of exercise (calculated as set forth in the Warrant Agreement). An exercise of a Warrant in accordance with the immediately preceding sentences is herein called a "Cashless Exercise." Upon surrender of a Warrant Certificate representing more than one Warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of Common Stock deliverable upon a Cashless Exercise shall be equal to the Cashless Exercise Ratio multiplied by the product of (a) the number of Warrants that the holder specifies is to be exercised pursuant to the Cashless Exercise and (b) the number of shares of Common Stock for which such Warrant is exercisable (without giving effect to such Cashless Exercise). All provisions of the Warrant Agreement shall be applicable with respect to an exercise of a Warrant Certificate pursuant to a Cashless Exercise for less than the full number of Warrants represented thereby. No payment or adjustment shall be made on account of any dividends on the Common Stock issued upon exercise of a Warrant.

      Subject to the terms of the Warrant Agreement, the Warrant Certificates evidencing the Warrants may be surrendered for exercise or exchange, and the transfer of Warrant Certificates will be registrable, at the office or agency of the Company maintained for such purpose, which initially will be the corporate trust office of the Warrant Agent in New York, New York. The Warrant Certificates will be issued either in global form or in registered form as definitive Warrant Certificates. No service charge will be made for any exercise, exchange or registration of transfer of Warrant Certificates, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

DISTRIBUTION RIGHTS; ADJUSTMENT TO EXERCISE RATE; MERGER OR CONSOLIDATION

      In general, holders of Warrants will not be entitled, by virtue of being such holders, to receive notice of any meetings of stockholders or otherwise have any right of stockholders of the Company. However, if at any time the Company grants, issues or sells options, convertible securities, or rights to purchase stock, warrants or other securities pro rata to the record holders of any Common Stock of the Company ("Distribution Rights") or, without duplication, makes any dividend or otherwise makes any distribution, including (subject to applicable law), pursuant to any plan of liquidation ("Distribution"), on Common Stock of the Company, then the Company shall grant, issue, sell or make to each registered holder of Warrants, the aggregate Distribution Rights or Distribution, as the case may be, which such holder would have acquired if such holder had held the maximum number of shares of Common Stock acquirable upon complete exercise of each holder's Warrants (regardless of whether the Warrants are then exercisable and without giving effect to the Cashless Exercise option) immediately before the record date for the grant, issuance or sale of such Distribution Rights or Distribution, as the case may be, or, if there is no such record date, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Distribution Rights or Distribution, as the case may be.

      The number of Warrant Shares issuable upon exercise of a Warrant (the "Exercise Rate") is subject to adjustment from time to time upon the occurrence of certain events occurring after the issue date of the Units, including (a) certain dividends or distributions on shares of Common Stock payable in shares of Common Stock or certain other Capital Stock of the Company; (b) subdivisions, combinations or certain reclassifications of shares of Common Stock of the Company; and (c) sales by the Company of shares of Common Stock or of securities convertible into or exchangeable or exercisable for shares of Common Stock to an affiliate of the Company (other than a wholly-owned subsidiary) at less than the then Current Market Value (other than (1) pursuant to the exercise of the Warrants, (2) pursuant to any security convertible into, or exchangeable or exercisable for, shares of Common Stock outstanding as of the issue date, (3) upon the conversion, exchange or exercise of any convertible, exchangeable or exercisable security as to which the issuance thereof has previously been the subject of any required adjustment pursuant to the Warrant Agreement and (4) upon a public offering of the Company's publicly tradeable equity securities). Notwithstanding the foregoing, no adjustment in the Exercise Rate will be required upon the conversion, exchange or exercise of options to acquire shares of Common Stock by officers, directors or employees of the Company; provided, that the exercise price of such options, at the time of issuance thereof, is at least equal to the then Current Market Value of the Common Stock underlying such options.

      If the Company, in a single transaction or through a series of related transactions, merges, consolidates or amalgamates with or into any other person or sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its properties and assets to another person or group of affiliated persons or is a party to a merger or binding share exchange which reclassifies or changes its outstanding Common Stock (a "Fundamental Transaction"), as a condition to consummating any such transaction the person formed by or surviving any such consolidation or merger if other than the Company or the person to whom such transfer has been made (the "Surviving Person") shall enter into a supplemental warrant agreement. The supplemental warrant agreement shall provide (a) that the holder of a Warrant then outstanding may exercise it for the kind and amount of securities, cash or other assets which such holder would have received immediately after the Fundamental Transaction if such holder had exercised the Warrant immediately before the effective date of the transaction (regardless of whether the Warrants are then exercisable and without giving effect to the Cashless Exercise option), and (b) that the Surviving Person shall succeed to and be substituted for every right and obligation of the Company in respect of the Warrant Agreement and the Warrants. The Surviving Person shall mail to holders of Warrants at the addresses appearing on the Warrant Register a notice briefly describing the supplemental warrant agreement. If the issuer of securities deliverable upon exercise of Warrants is an affiliate of the Surviving Person, that issuer shall join in the supplemental warrant agreement.

      Notwithstanding the foregoing, if the Company enters into a Fundamental Transaction with another person (other than a subsidiary of the Company) and consideration is payable to holders of the shares of Capital Stock (or other securities or property) issuable or deliverable upon exercise of the Warrants that are exercisable in exchange for their shares in connection with such Fundamental Transaction which consists solely of cash, then the holders of Warrants shall be entitled to receive distributions on the date of such event on an equal basis with holders of such shares (or other securities issuable upon exercise of the Warrants) as if the Warrants had been exercised immediately prior to such event, less the Exercise Price therefor. Upon receipt of such payment, if any, the rights of a holder of a Warrant shall terminate and cease and such holder's Warrants shall expire.

      In the event of a taxable distribution to holders of shares of Common Stock of the Company which results in an adjustment to the number of shares of Common Stock or other consideration for which such a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

      Fractional shares of Common Stock are not required to be issued upon exercise of Warrants, but in lieu thereof the Company will pay a cash adjustment, except in limited circumstances.

      The Warrant Agreement permits, with certain exceptions, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the holders of Warrant Certificates under the Warrant Agreement at any time by the Company and the Warrant Agent with the consent of the holders of Warrant Certificates representing a majority in number of then outstanding Warrants.

REGISTRATION OBLIGATION

      The Warrant Agreement provides that not later than the 45th day after the closing of the Initial Offering, the Company will file with the Commission the Registration Statement, of which this Prospectus is a part, that will permit the holders of Warrants and Warrant Shares issued or issuable upon the exercise of the Warrants to resell such Warrants or shares in the public market or otherwise. The Company has agreed to use its reasonable best efforts to cause the Registration Statement to become effective as soon as possible and to maintain such effectiveness until the first to occur of (i) the date all of the Warrant Shares issued or issuable upon the exercise of the Warrants have been disposed of in accordance with the Registration Statement or (ii) if any Warrants remain unexercised on or prior to the Expiration Date, the close of business on the Expiration Date. The Company will provide the holders of Warrant Shares issued or issuable upon exercise of the Warrants with such number of copies of this Prospectus as such holders may reasonably request in order to facilitate the disposition of such Warrant Shares. The Warrant Agreement provides that the Company and the holders of Warrant Shares issued or issuable upon exercise of the Warrants will provide each other with customary indemnities against certain liabilities under the Securities Act or otherwise that each may incur in connection with the use of the Registration Statement and this Prospectus.

CERTAIN DEFINITIONS

      "Common Stock" is defined in the Warrant Agreement to include the Company's Common Stock, par value $0.01 per share, and any other class or series of common equity equivalent shares of the Company hereafter created.

      "Current Market Value" per share of Common Stock of the Company or any other security at any date means (i) if the security is not registered under the Exchange Act, (a) the value of the security, determined in good faith by the Board of Directors of the Company and certified in a board resolution, based on the most recently completed arms-length transaction between the Company and a person other than an Affiliate of the

Company and the closing of which occurs on such date or shall have occurred within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period, the fair market value of the security as determined by a nationally recognized independent financial expert (provided that, in the case of the calculation of Current Market Value for determining the cash value of fractional shares, any such determination within six months that is, in the good faith judgment of the Board, a reasonable determination of value, may be utilized) or (ii) (a) if the security is registered under the Exchange Act, the average of the daily closing sales prices of the securities for the 20 consecutive days immediately preceding such date, or (b) if the securities have been registered under the Exchange Act for less than 20 consecutive trading days before such date, then the average of the daily closing sales prices for all of the trading days before such date for which closing sales prices are available, in the case of each of (ii) (a) and
(ii) (b), as certified to the Warrant Agent by the Chairman of the Board, President, any Vice President or the Chief Financial Officer of the Company. The closing sales price for each such trading day shall be: (A) in the case of a security listed or admitted to trading on any United States national securities exchange or quotation system, the closing sales price, regular way, on such day, or if no sale takes place on such day, the average of the closing bid and asked prices on such day, (B) in the case of a security not then listed or admitted to trading on any national securities exchange or quotation system, the last reported sale price on such day, or if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reputable quotation source designated by the Company, (C) in the case of a security not then listed or admitted to trading on any national securities exchange or quotation system and as to which no such reported sale price or bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reputable quotation service, or a newspaper of general circulation in the Borough of Manhattan, City and State of New York, customarily published on each business day, designated by the Company, or, if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 30 days prior to the date in question) for which prices have been so reported and (D) if there are not bid and asked prices reported during the 30 days prior to the date in question, the Current Market Value shall be determined as if the securities were not registered under the Exchange Act.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      The authorized capital stock of the Company presently consists of 50,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). At March 17, 1997, there were outstanding 20,871,604 shares of Common Stock. There were no shares of Preferred Stock outstanding.

      The following are summaries of the terms of the Common Stock and the Preferred Stock. Such summaries do not purport to be complete and are subject in all respects to the Certificate of Incorporation and By-laws of the Company.

COMMON STOCK

      The holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor, subject to the terms of any Preferred Stock of the Company then outstanding. See "Risk Factors-Restrictions on Payment of Dividends on Common Stock."

      The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. Holders of Common Stock do not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up the Company, holders of Common Stock will be entitled to share ratably, together with any participating preferred shares then outstanding, in any assets remaining after the satisfaction in full of the prior rights of creditors, including holder of Company indebtedness, and the liquidation preference of any preferred shares then outstanding.

      The Common Stock is presently listed on the NYSE.

ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES

      The Company sold Zero Coupon Convertible Subordinated Debentures due 2002 (the "Convertible Debentures"), plus warrants, in private placements in July and November 1997. As of the date of this Prospectus, there were approximately $9.3 million accreted value of Convertible Debentures outstanding. At maturity, the outstanding Convertible Debentures are automatically converted into Common Stock resulting in the Convertible Debentures being treated as components of stockholders' equity.

PREFERRED STOCK

      Under Delaware law, the Company's Board of Directors has authority to issue, without further action by stockholders, one or more series of Preferred Stock, and to determine at the time of issuance of each such series the rights and preferences thereof (including dividend rate, liquidation priority, and conversion and voting rights, if any). The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power or other rights of the holders of Common Stock.

      The holders of the Preferred Stock are entitled to receive dividends, as specifically provided with respect to each series, prior to the payment or declaration of any dividends for the Common Stock.

PREFERRED STOCK PURCHASE RIGHTS PLAN

      On March 23, 1994, the Company's Board of Directors adopted a Preferred Stock Purchase Rights Plan providing for the terms described below. In accordance therewith, the Board of Directors declared a dividend of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of Common Stock. The dividend is payable as of March 24, 1994 to Stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-hundredth (1/100) of a share of preferred stock of the Company, designated as Series A Junior Preferred Stock (the "Series A Preferred Stock") at a price of $15.50 per one-hundredth (1/100) of a share ("Rights Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Chemical Bank, as Rights Agent (the "Rights Agent"), dated as of March 24, 1994.

      Initially, the Rights are not exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock. The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an

Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 30% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of March 24, 1994, by such Common Stock certificate with a copy of a summary of Rights attached thereto. An Acquiring Person does not include (A) the Company,
(B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause
(i) or (ii)).

      Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after March 24, 1994 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of March 24, 1994 with or without a copy of a summary of Rights attached, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 24, 2004, unless earlier redeemed by the Company as described below.

      The Series A Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of Preferred Stock, subordinate to any other series of the Company's Preferred Stock. The Series A Preferred Stock will not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $5.00 per share and 100 times the cash dividends declared on the Company's Common Stock. In addition, Series A Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Series A Preferred Stock will be entitled to receive a payment in an amount equal to the greater of $10.00 per one-hundredth share or 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Series A Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

      The number of shares of Series A Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Rights Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

      Unless the Rights are earlier redeemed, in the event that, after the time that the Rights become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Rights Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Rights Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group becomes the beneficial owner of 15% or more of the Company's voting stock (other than pursuant to a tender or exchange offer (a "Qualifying Tender Offer") for all outstanding shares of Common Stock that is approved by the Board of Directors, after taking into account the long-term value of the Company and all other factors they consider relevant in the circumstances), the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Rights Exercise Price, that number of shares of the Series A Preferred Stock having a market value at the time of the transaction equal to two times the Rights Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

      Fractions of shares of Series A Preferred Stock (other than fractions which are integral multiples of one-hundredth (1/100) of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one-hundredth (1/100) of a share.

      At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person (or such later date as a majority of the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement) may determine), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The Rights may be redeemed after the time that any Person has become an Acquiring Person only if approved by a majority of the Continuing Directors. Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement from and after the time that any Person becomes an Acquiring Person requires the approval of a majority of the Continuing Directors (as provided in the Rights Agreement).

      Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated March 24, 1994. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated in this summary description herein by reference.

      Certain Potential "Anti-Takeover" Effects. The exercise of the Rights by the holders thereof upon the acquisition by a person or group of 15% or more of the outstanding Common Stock or upon a merger or other acquisition transaction involving the Company could cause substantial dilution to the value and voting power of the Common Stock held by the acquiring person or group, whose Rights would be null and void. Accordingly, the Rights may have the effect of making more difficult or discouraging, absent the support of the Company's Board of Directors, certain tender offers and other transactions that are viewed favorably by stockholders that could give holders of Common Stock the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. This feature of the Rights also could assist management in retaining their positions with the Company.

      The Company's Board of Directors believes the Rights increase the Board's ability to effectively represent the collective interests of stockholders. The Preferred Stock Purchase Rights Plan is designed to encourage persons interested in acquiring the Company to consult and negotiate with the Board, which, in its view, is in a more advantageous position that stockholders to negotiate effectively with potential acquirors. The Rights are also intended to provide the Board with the time to appropriately evaluate acquisition proposals and alternative means to maximize stockholder values.

      The Company is not aware of any proposals or efforts by any person or group to acquire the Company.

SECTION 203 OF THE DELAWARE LAW

      Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who together with affiliates and associates owns (or within three years, did own) 15% or more of the corporation's voting stock.

CERTAIN BY-LAW PROVISIONS

      The Company's By-laws provide additional notice requirements for stockholder nominations of candidates for election to the Board of Directors and proposals for other business that may be properly brought before a meeting by stockholders. At annual meetings, stockholders will be entitled to submit nominations for directors and proposals for such other business only upon advance written notice to the Secretary of the Company within the time period specified in the Company's By-laws. At special meetings held for the election of directors, stockholders will be entitled to submit nominations for directors only upon advance written notice to the Secretary of the Company made by the seventh day following the notice to stockholders of the special meeting.

TRANSFER AGENT AND REGISTRAR

      First Chicago Trust Company of New York, 525 Washington Avenue, Jersey City, New Jersey 07303-2535, is the transfer agent and registrar for the Common Stock.

                                 SELLING HOLDERS

      The Warrants were originally issued as part of Units consisting of $95,000,000 aggregate principal amount of 11 1/4% Notes and 95,000 Warrants to purchase an aggregate of 1,185,790 shares of Common Stock. The 11 1/4% Notes are being exchanged for 11 1/4% Senior Subordinated Notes due 2007, Series B (the "Exchange Notes"), which Exchange Notes have terms substantially identical to the terms of the 11 1/4% Notes. The 11 1/4% Notes and the Warrants are separately tradeable. The Warrants were sold by the Company on December 12, 1997 to the Initial Purchasers in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act. The Initial Purchasers subsequently placed the Warrants with qualified institutional buyers in reliance on Rule 144A under the Securities Act and in offshore transactions to Non-U.S. persons in reliance on Regulation S under the Securities Act. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Warrants and Warrant Shares.

      The following table sets forth information with respect to the Selling Holders and the respective number of Warrants and shares of Common Stock beneficially owned by each Selling Holder. Such information has been obtained from the Selling Holders. Except as otherwise disclosed herein, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Warrants or Warrant Shares pursuant to this Prospectus, no estimate can be given as to the number of Warrants or Warrant Shares that will be held by the Selling Holders upon termination of any such sales. The information contained in the table is, to the knowledge of the Company, as of the date of this Prospectus. However, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Warrants since the date on which they provided the information regarding their Warrants in transactions exempt from the registration requirements of the Securities Act.


                                                                 NUMBER OF
                                 NUMBER OF WARRANTS              SHARES OF
                                 BENEFICIALLY OWNED             COMMON STOCK
      SELLING HOLDER             AND OFFERED HEREBY        BENEFICIALLY OWNED(1)
      --------------             ------------------        ---------------------

IDS Life Income Advantage Fund            750                      --

IDS Life Managed Portfolio                750                      --

IDS Life Managed fund, Inc.             2,000                      --

High Yield Portfolio                   10,000                      --

PamCo Cayman Ltd.                       8,000                      --

ML CBO IV (Cayman) Ltd.                 2,000                      --
                                       ------




Total.....................             23,500                      --
                                       ======                    ======

-----------------------

(1) Excludes Warrant Shares issuable upon exercise of Warrants.

                              PLAN OF DISTRIBUTION

     The Warrants and the Warrant Shares offered hereby may be sold from time to time to purchasers directly by the Selling Holders, pursuant to this Prospectus and an accompanying Prospectus Supplement, if required, or in transactions exempt from the registration requirements of the Securities Act. Alternatively, the Selling Holders may from time to time offer the Warrants and Warrant Shares to or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Warrants and Warrant Shares for whom they may act as agents. The Selling Holders and any underwriters, dealers or agents which participate in the distribution of Warrants and Warrant Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Warrants and Warrant Shares by them and any discounts, commissions, concessions or other compensation received by any such underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Warrants and the Warrant Shares issuable upon exercise thereof may be sold from time to time in one or more transactions (including short sales) at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. The sale of the Warrants and the Warrant Shares issuable upon exercise thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Warrants or the Warrant Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Warrants or the Warrant Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Warrants and Warrant Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the Warrants and the Warrant Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Warrants and the Warrant Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Warrants or the Warrant Shares may not simultaneously engage in market-making activities with respect to such securities for a period of two or nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 102, 103 and 104, which provisions may limit the timing of purchases and sales of any of the securities by the Selling Holders or any such other person. All of the foregoing may affect the marketability of the Warrants and the Warrant Shares and brokers' and dealers' ability to engage in market-making activities with respect to these securities.

     Pursuant to the Warrant Agreement, all expenses of the registration of the Warrants and Warrant Shares will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York.


                                     EXPERTS

     The consolidated financial statements of American Banknote Corporation and subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The special purpose financial statements of Leigh Mardon Security Division as of June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K/A Amendment No. 1 dated August 16, 1996 have been audited by KPMG, Chartered Accountants, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR OTHER PERSON
HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY
REPRESENTATION OTHER THAN THOSE
CONTAINED OR INCORPORATED BY                           AMERICAN BANKNOTE
REFERENCE IN THIS PROSPECTUS IN                           CORPORATION
CONNECTION WITH THE OFFERING
DESCRIBED HEREIN, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY               WARRANTS TO PURCHASE 1,185,790
THE COMPANY. THIS PROSPECTUS                        SHARES OF COMMON STOCK
DOES NOT CONSTITUTE AN OFFER TO
SELL, OR A SOLICITATION OF AN                  1,185,790 SHARES OF COMMON STOCK
OFFER TO BUY, IN ANY JURISDICTION IN
WHICH IT IS UNLAWFUL TO MAKE SUCH AN
OFFER OR SOLICITATION. NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY                     --------------
SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE AN IMPLICATION                      Prospectus
THAT THERE HAS BEEN NO CHANGE IN THE
AFFAIRS OF THE COMPANY SINCE THE                        --------------
DATE HERETO OR THAT THE INFORMATION
CONTAINED HEREIN IS CORRECT AS OF
ANY TIME SUBSEQUENT TO ITS DATE.

      ---------------------


        TABLE OF CONTENTS

                                   Page
                                   ----

Available Information...............  2
Documents Incorporated By Reference.  2
The Company.........................  3
Risk Factors........................  4
Use Of Proceeds.....................  9
Price Range Of Common Stock.........  9                ___________, 1998
Description Of The Warrants.........  9
Description Of Capital Stock........ 13
Selling Holders..................... 18
Plan Of Distribution................ 19
Legal Matters....................... 20
Experts............................. 20

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the various expenses payable by the Company in connection with this Registration Statement (estimated except for the registration fee), all of which will be borne by the Company:


           SEC Registration Fee........................                $ 1,924
           Legal Fees and Expenses.....................                 25,000
           Accounting Fees and Expenses................                  5,000
           Miscellaneous ..............................                  3,076
                                                                    ----------
                  Total Expenses.......................                $35,000
                                                                    ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for indemnification of directors and officers. If a director or officer is successful on the merits or otherwise in a legal proceeding, he must be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith. Further, indemnification is permitted in both third-party and certain derivative suits if such director or officer acted in good faith and for a purpose he reasonably believed was in the best interests of the Company, and if, in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Indemnification under this provision applies to judgments, fines, amounts paid in settlement and reasonable expenses, in the case of third party actions, and amounts paid in settlement and reasonable expenses, in the case of derivative actions. In a derivative action, however, a director or officer may not be indemnified for any claim, issue or matters as to which such person shall have been adjudged to be liable to the Company unless and to the extent that a court determines that the person is fairly and reasonably entitled to indemnity. Under Delaware law, expenses may be advanced upon receipt of an undertaking by or on behalf of the director or officer to repay the amounts in the event the recipient is ultimately found not to be entitled to indemnification.

     The Company's Certificate of Incorporation provides that, to the fullest extent that the DGCL permits the limitation or elimination of the liability of directors, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. In addition, the Certificate of Incorporation provides that the Company shall advance expenses to the fullest extent permitted by the DGCL. The Company maintains directors' and officers' liability insurance to cover its directors and officers against certain liabilities they may incur when acting in their capacity as directors or officers.

     Article VI of the Company's By-laws provides that any person made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, shall be indemnified by the Company against the expenses, including attorney's fees, actually and reasonably incurred by him in connection with such action, or in connection with any appeal therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, had no reasonable cause to believe such conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such director or officer may be entitled under any statute, By-Law, agreement, vote of shareholders or otherwise.

ITEM 16. EXHIBITS.

     Exhibit
     Number                       Description
     ------                       -----------

          4.1 - Certificate of Incorporation of the Company, including Amendment No. 1 thereto (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995) (the "June 1995 10-Q").*

          4.2 - Certificate of Designation of the Company authorizing Preferred Stock as Series A (filed as Exhibit 4 to the Company's Report on Form 8-A filed April 6, 1994).*

          4.3 - By-laws of the Company (filed as Exhibit 3.2 to the June 1995 10-Q).*

          4.4 - Rights Agreement dated as of March 24, 1994 between the Company and The Chase Manhattan Bank (as successor to Chemical Bank, N.A.), as Rights Agent, including the form of Rights Certificate (filed as Exhibit 1 to the Company's Current Report on Form 8-K dated March 24, 1994).*

          4.5 - Warrant Agreement dated as of December 12, 1997 by and between the Company and The Bank of New York, as Warrant Agent.**

          5       - Opinion of Weil, Gotshal & Manges LLP as to the validity of the Warrants and the Warrant Shares.

          23.1    - Consent of Deloitte & Touche LLP.**

          23.2    - Consent of KPMG.

          23.3 - Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5 to this Registration Statement).

          24      - Power of Attorney.**

------------
 * Incorporated by reference.
** Previously filed.

ITEM 17. UNDERTAKINGS.

     (a) Each of the undersigned registrants hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions, or otherwise, each of the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 16th day of April, 1998.


                                        AMERICAN BANKNOTE CORPORATION

                                        By:  /s/ John T. Gorman
                                            ---------------------------------
                                             JOHN T. GORMAN
                                             EXECUTIVE VICE PRESIDENT AND
                                             CHIEF FINANCIAL OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the dates indicated.


        SIGNATURE                      TITLE                          DATE
        ---------                      -----                          ----

             *                Chairman of the Board and          April 16, 1998
-------------------------     Chief Executive Officer
(MORRIS WEISSMAN)             (Principal Executive Officer)


             *                Executive Vice President and       April 16, 1998
-------------------------     Chief Financial Officer
(JOHN T. GORMAN)              (Principal Financial and
                              Accounting Officer)

             *                Director                           April 16, 1998
-------------------------
(BETTE B. ANDERSON)


             *                Director                           April 16, 1998
-------------------------
(DR. OSCAR ARIAS S.)


             *                Director                           April 16, 1998
-------------------------
(C. GERALD GOLDSMITH)


             *                Director                           April 16, 1998
-------------------------
(IRA J. HECHLER)


             *                Director                           April 16, 1998
-------------------------
(DAVID S. ROWE-BEDDOE)


             *                Director                           April 16, 1998
-------------------------
(ALFRED TEO)



By: /s/ John T. Gorman
    ----------------------------
    John T. Gorman
    (Attorney-in-fact)

                                  EXHIBIT INDEX


Exhibits
                                                                       Exemption
                                                                      Indication

4.1      -   Certificate of Incorporation of American Banknote Corporation
             (the "Company"), including Amendment No. 1 thereto (filed as
             Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995) (the "June 1995 10-Q").*

4.2      -   Certificate of Designation of the Company authorizing
             Preferred Stock as Series A (filed as Exhibit 4 to the
             Company's Report on Form 8-A filed April 6, 1994).*

4.3      -   By-laws of the Company (filed as Exhibit 3.2 to the June 1995
             10-Q).*

4.4      -   Rights Agreement dated as of March 24, 1994 between the
             Company and The Chase Manhattan Bank (as successor to Chemical
             Bank, N.A.), as Rights Agent, including the form of Rights
             Certificate (filed as Exhibit 1 to the Company's Current
             Report on Form 8-K dated March 24, 1994).*

4.5      -   Warrant Agreement dated as of December 12, 1997 by and
             between the Company and The Bank of New York, as Warrant
             Agent.**

5        -   Opinion of Weil, Gotshal & Manges LLP as to the validity of the Warrants and the Warrant Shares.

23.1     -   Consent of Deloitte & Touche LLP.**

23.2     -   Consent of KPMG.

23.3     -   Consent of Weil, Gotshal & Manges LLP (included in the
             opinion filed as Exhibit 5 to this Registration Statement).

24       -   Power of Attorney.**


----------------------
 * Incorporated by reference.
** Previously filed.